AB 4/15

[redacted]

09040837

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SEC Mail Processing Section

APR - 9 2009

Washington, DC

SEC FILE NUMBER
8- 49426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arrowhead Investment Center, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 E. HOSPITALITY LANE, SUITE 220

(No. and Street)

SAN BERNARDINO, CA 92408

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Castillo (909) 379-6554

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clifton Gunderson, LLP

(Name – *if individual, state last, first, middle name*)

3003 North Central Avenue, Phoenix, AZ, 85012

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Castillo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arrowhead Investment Center, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Non - Applicable

DIANE J. EBLE
COMM. #1658299
NOTARY PUBLIC • CALIFORNIA
SAN BERNARDINO COUNTY
My Comm. Expires APRIL 14, 2010
MAC1

Signature

CEO/CCO

Title

Diane J. Eble - Notary Public

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clifton Gunderson LLP
Certified Public Accountants & Consultants

February 23, 2009

Members of the Management Committee
Arrowhead Investment Center, LLC
San Bernardino, California

This letter is to provide you with information about significant matters related to our audit of the financial statements of Arrowhead Investment Center, LLC for the year ended December 31, 2008. It is intended solely for the Management Committee and should not be used by anyone other than this specified party.

We have provided a separate letter, dated February 16, 2009, concerning the internal control conditions that we noted during our audit.

The following are our observations arising from the audit that are relevant to your responsibilities in overseeing the financial reporting process.

Auditor's Responsibilities Under Generally Accepted Auditing Standards. Our audit was performed for the purpose of forming and expressing an opinion about whether the financial statements, that have been prepared by management with your oversight, are presented fairly, in all material respects, in conformity with accounting principles generally accepted in the United States of America. Our audit does not relieve you or management of your responsibilities.

Significant Issues Discussed With Management Prior to Retention. We discuss various matters with management each year prior to retention as the Company's auditors. These discussions occur in the normal course of our professional relationship. There were no significant issues, including the application of accounting principles and auditing standards, which were discussed with management prior to our retention as auditors.

Consultations With Other Accountants. We were informed by management that they made no consultations with other accountants on the application of generally accepted accounting principles and generally accepted auditing standards.

Qualitative Aspects of Accounting Practices.

Accounting Policies
Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by Arrowhead Investment Center, LLC are described in Note 1 to the financial statements. There were no significant accounting policies or their application which were either initially selected or changed during the year.

We noted no transactions in controversial or emerging areas for which there is a lack of authoritative guidance or consensus.

There were no significant transactions that have been recognized in the financial statements in a different period than when the transaction occurred.

Accounting Estimates
Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. There were no significant accounting estimates of financial data which would be particularly sensitive and require substantial judgments by management.

Financial Statement Disclosures
Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. There were no particularly sensitive financial statement disclosures.

Difficulties Encountered in Performing the Audit. We encountered no significant difficulties in dealing with management related to the performance of our audit.

Corrected Misstatements. The attached Exhibit A summarizes corrected misstatements, other than those that are trivial, that were brought to the attention of management as a result of audit procedures. Management has corrected all such misstatements.

Uncorrected Misstatements. The attached Exhibit B summarizes uncorrected misstatements, other than those that are trivial, aggregated by us during our current audit and pertaining to the most recent period presented in the financial statements. Management has determined that these uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

Representations from Management. We have requested the representations from management that are shown in the attached Exhibit C.

Disagreements With Management. There were no disagreements with management on financial accounting and reporting matters, auditing procedures, or other matters which would be significant to the Company's financial statements or our report on those financial statements.

Please contact Bryan W. Mogensen if you have any questions regarding the matters included in this letter.

Clifton Gunderson LLP

Exhibit A

ADJUSTING JOURNAL ENTRY SUMMARY
Arrowhead Investment Center, LLC
Year Ended December 31, 2008

	Effect of Misstatements on – Debit (Credit)			
Description	**Assets**	**Liabilities**	**Equity**	**Net Loss**
To adjust commissions receivable to the subsidiary report and separately classify the related commissions payable accrual	$ 44,547	$ (44,547)	$ -	$ -

Exhibit B

UNCORRECTED MISSTATEMENTS SUMMARY
Arrowhead Investment Center, LLC
Year Ended December 31, 2008

	Effect of Misstatements on – Debit (Credit)			
Description	**Assets**	**Liabilities**	**Equity**	**Net Loss**
To adjust payroll accrual based on actual commissions paid	$ -	$ (4,279)	$ -	$ 4,279

Exhibit C

REPRESENTATIONS FROM MANAGEMENT
Arrowhead Investment Center, LLC
Year Ended December 31, 2008

February 16, 2009

Clifton Gunderson LLP
3003 North Central Avenue, Suite 500
Phoenix, Arizona 85012

We are providing this letter in connection with your audits of the statements of financial condition of Arrowhead Investment Center, LLC as of December 31, 2008 and 2007, and of its statements of operations, member's capital and cash flows for the years then ended for the purpose of expressing an opinion as to whether the financial statements present fairly the financial position, results of operations, and cash flows of Arrowhead Investment Center, LLC in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States of America. Although Clifton Gunderson may have made suggestions as to the form and content of the financial statements or even prepared them in whole or in part, we acknowledge our responsibility for the review and approval of the financial statement amounts and disclosures, and understand the financial statements remain the representations of our management.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 16, 2009, the following representations made to you during your audits.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America.

2. We have made available to you all:

   a. Financial records and related data.

   b. Minutes of the meetings of members, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We have reviewed and approved all adjustments and corrections made to the financial statements and acknowledge that the adjustments are complete and accurate.

6. We believe that the effects of the uncorrected financial statement misstatements summarized in the accompanying Exhibit are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

7. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

8. We have no knowledge of any fraud or suspected fraud affecting the entity involving:

   a. Management.

   b. Employees who have significant roles in internal control.

   c. Others where the fraud could have a material effect on the financial statements.

9. We have no knowledge of any allegations of fraud or suspected fraud affecting the entity received in communications from employees, former employees, analysts, regulators, short sellers, or others.

10. We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

11. The following have been properly recorded or disclosed in the financial statements:

    a. Related party transactions and related amounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.

    b. Capital stock repurchase options or agreements or capital stock reserved for options, warrants, conversions, or other requirements.

    c. Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances, line of credit, or similar

    d. arrangements.

    e. Guarantees, whether written or oral, under which the Company is contingently liable.

    f. Agreements to repurchase assets previously sold.

    g. Estimates that might be subject to material change within one year from the date of the financial statements. We have identified all accounting estimates that could be material to the financial statements, including the key factors and significant assumptions underlying those estimates, and we believe the estimates are reasonable in the circumstances.

h. Concentrations existing at the date of the financial statements that make the Company vulnerable to the risk of severe impact within one year from the date of the financial statements. We understand that concentrations include individual or group concentrations of customers, suppliers, lenders, products, services, sources of labor or materials, licenses or other rights, or operating areas or markets.

12. Provisions have been made for losses to be sustained in the fulfillment of or from inability to fulfill any sales commitments.

13. We have fully disclosed to you all sales terms.

14. There are no:

    a. Violations or possible violations of laws or regulations, including federal, state or local environmental laws and regulations, whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

    b. Other material liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5.

15. There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards No. 5.

16. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets, nor has any asset been pledged.

17. Receivables recorded in the financial statements represent valid claims against debtors for sales or other charges arising on or before the balance-sheet date and have been appropriately reduced to their estimated net realizable value.

18. We have reviewed long-lived assets to be held and used for impairment if events or changes in circumstances have indicated that the carrying amount of assets might not be recoverable and, if necessary, have appropriately recorded the adjustment.

19. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

20. The Company's computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is complete and accurate.

21. No events have occurred subsequent to the financial statement date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Members of the Management Committee
Arrowhead Investment Center, LLC
San Bernardino, California

We have completed our audit of the financial statements of Arrowhead Investment Center, LLC as of and for the year ended December 31, 2008, and have issued our report dated February 16, 2009. In connection with our audit engagement, we noted the following matters which we would like to bring to your attention.

FINANCIAL REPORTING

- Commissions receivable was reported net of the related commissions payable amount on the Company's internal financial statements as of December 31, 2008. While this had no impact on commission revenues or expenses, commissions receivable and accrued expenses were each understated by approximately $45,000 resulting in a reclassifying journal entry to properly classify the receivables and payables. We recommend that commissions receivable and commissions payable be recorded and reported on a gross basis to be consistent with the reporting of commission revenues and expenses on the monthly internal financial statements.

- Representatives are paid commissions on current month trades on the fifth and the twentieth of the following month. These commission payments are generally made in equal installments. However, sometimes adjustments are made and disclosed to the Human Resources Department on the AIC Commission Report that cause the second commissions payment to be different from the first. Since the Accounting Department calculates the commission accrual based entirely on the first commission payment made, the accrual could be misstated if any significant adjustments have been made. We recommend that the Accounting Department utilize the AIC Commission Report to verify that all commission adjustments are appropriately reflected.

- The following items were identified during our review of the December 31, 2008 quarterly FOCUS Report:

    - Commissions receivable were incorrectly reported net of the related commissions payable amount, included in "Receivables from non-customers" and listed as non-allowable. Commissions receivable balances should be reported gross and included in the "Receivables from brokers or dealers" line item. Management should separately report allowable and non-allowable balances based on the collectability of these amounts. In addition, commissions payable balances should be separately reported as part of the "Payable to brokers or dealers" line item.

    - Management did not properly calculate and report the haircuts on certain qualifying money market accounts and certificates of deposit investments. We recommend that all haircuts be properly calculated and reported in accordance with SEC Rule 15c3-1.

OPERATIONS

- Two members of executive management were identified as having excessive data processing system access capabilities based on their position and/or job requirements. Executive management should generally have read-only access to the data processing system. We recommend that management regularly review employee system access levels to verify that the privileges enabled are commensurate with each employee's job responsibilities.

The following matters, which were identified and reported on in prior periods, were still in existence during the course of our current audit.

- Management has not developed a formal tracking mechanism to determine if all trail and additional commission revenue has been properly and timely received from the clearing broker-dealers. Currently these revenue streams are recorded when received. To ensure accurate financial reporting and prevent potential underpayment of trails and additional commissions, we recommend that management determine if there is a mechanism to properly estimate trails and additional revenue owed to the Company.

This letter is intended solely for the information and use of the Management Committee, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Phoenix, Arizona
February 16, 2009

ARROWHEAD INVESTMENT CENTER, LLC
San Bernardino, California

FINANCIAL STATEMENTS
December 31, 2008 and 2007

TABLE OF CONTENTS

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report

Management Committee
Arrowhead Investment Center, LLC
San Bernardino, California

We have audited the accompanying statements of financial condition of Arrowhead Investment Center, LLC as of December 31, 2008 and 2007, and the related statements of operations, member's capital, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arrowhead Investment Center, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Phoenix, Arizona
February 16, 2009

ARROWHEAD INVESTMENT CENTER, LLC
STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

ASSETS

	2008	2007
CURRENT ASSETS		
Cash and cash equivalents	$ 966,851	$ 742,934
Investment securities	600,000	1,100,000
Commissions receivable	113,859	130,000
Accounts receivable	3,000	-
Investment income receivable	1,684	6,307
Prepaid expenses	7,936	9,037
Other assets	-	6,411
Total current assets	1,693,330	1,994,689
NON-CURRENT ASSETS		
Fixed assets, net	11,966	19,105
TOTAL ASSETS	$ 1,705,296	$ 2,013,794

LIABILITIES AND MEMBER'S CAPITAL

	2008	2007
CURRENT LIABILITIES		
Accrued expenses	$ 196,989	$ 196,290
Related party payables	730	58,310
Total current liabilities	197,719	254,600
MEMBER'S CAPITAL		
Member's capital contributions	548,579	548,579
Retained earnings	958,998	1,210,615
Total member's capital	1,507,577	1,759,194
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 1,705,296	$ 2,013,794

The accompanying notes are an integral part of the financial statements.

ARROWHEAD INVESTMENT CENTER, LLC
STATEMENTS OF OPERATIONS
Years Ended December 31, 2008 and 2007

	2008	2007
OPERATING INCOME		
Commissions	$ 1,487,535	$ 2,134,010
INTEREST INCOME		
Interest on investment securities and cash equivalents	38,867	22,252
Total income	1,526,402	2,156,262
OPERATING EXPENSES		
Salaries and benefits	1,351,200	1,514,862
Occupancy expense	89,373	150,194
Broker dealer expense	135,207	152,615
Depreciation	11,302	15,319
Insurance	6,367	23,723
Office operating expense	102,874	111,002
Advertising and promotion	22,792	14,077
Professional services	39,789	26,819
Total operating expenses	1,758,904	2,008,611
Net income (loss) from operations	(232,502)	147,651
OTHER INCOME (EXPENSE)		
Miscellaneous expense	(11,515)	(17,015)
Interest on related party note receivable	-	61,305
State gross receipts tax	(7,600)	(6,046)
Total other income (expenses)	(19,115)	38,244
NET INCOME (LOSS)	$ (251,617)	$ 185,895

The accompanying notes are an integral part of the financial statements.

ARROWHEAD INVESTMENT CENTER, LLC
STATEMENTS OF MEMBER'S CAPITAL
Years Ended December 31, 2008 and 2007

	Member's Capital Contributions	Retained Earnings	Total
BALANCES, DECEMBER 31, 2006	$ 548,579	$ 1,024,720	$ 1,573,299
Net income	-	185,895	185,895
BALANCES, DECEMBER 31, 2007	548,579	1,210,615	1,759,194
Net loss	-	(251,617)	(251,617)
BALANCES, DECEMBER 31, 2008	$ 548,579	$ 958,998	$ 1,507,577

The accompanying notes are an integral part of the financial statements.

ARROWHEAD INVESTMENT CENTER, LLC
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (251,617)	$ 185,895
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	11,302	15,319
Loss on sale of fixed assets	-	10
Effects of changes in operating assets and liabilities:		
Commissions receivable	16,141	(37,967)
Accounts receivable	(3,000)	-
Investment income receivable	4,623	(6,307)
Prepaid expenses	1,101	7,363
Other assets	6,411	(6,411)
Accrued expenses	699	70,395
Related party payables	(57,580)	(11,613)
Other liabilities	-	(4,680)
Net cash provided by (used in) operating activities	(271,920)	212,004
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from repayment of note receivable	-	900,000
Purchases of investment securities	(1,326,000)	(1,100,000)
Proceeds from maturities of investment securities	1,826,000	-
Proceeds from sale of fixed assets	-	16,200
Purchases of fixed assets	(4,163)	(11,240)
Net cash provided by (used in) investing activities	495,837	(195,040)
NET INCREASE IN CASH AND CASH EQUIVALENTS	223,917	16,964
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	742,934	725,970
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 966,851	$ 742,934
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
State gross receipts taxes paid	$ 7,600	$ 6,046

The accompanying notes are an integral part of the financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
Arrowhead Investment Center, LLC (the Company) is a wholly-owned subsidiary of Arrowhead Financial Group, Inc. (AFG). AFG is a wholly-owned subsidiary of Arrowhead Central Credit Union.

Nature of Business
The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides brokerage services for annuities, mutual funds, and publicly traded securities to members and nonmembers of Arrowhead Central Credit Union and its subsidiaries.

The Company operates under the provisions of paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all customers on a fully disclosed basis with the fund companies or a clearing broker-dealer, and promptly transmit all customer funds and securities to the fund companies or a clearing broker-dealer. The fund companies and clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by fund companies or a clearing broker-dealer. In addition per regulation the Company is required to maintain its own books and records.

Use of Estimates in Preparing Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include cash on hand, cash in bank, money market accounts, dealer reserves, and all liquid investments with an original maturity of three months or less when purchased.

Investment Securities
Investment securities are purchased with the intent and ability to hold to maturity and are stated at cost, adjusted for amortization of premiums and accretion of discounts. Cost of securities sold for purposes of computing gains or losses is determined by the specific identification method.

Fixed Assets
Fixed assets include all furniture, fixture and equipment which are stated at cost less accumulated depreciation. Depreciation is charged to current operations over the estimated useful lives (3 to 5 years) of the related assets under the straight-line method.

Revenue Recognition
Commission income from sales of annuities, mutual funds, and publicly traded securities are recorded on the trade date at which time the related commission receivable is recorded. Uncollectable commissions receivable are charged-off after 60 days past due.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising
Advertising cost is expensed as it is incurred.

Income Taxes
The Company is a limited liability company and is not subject to federal or state income taxes. The Company's income or loss is reported on the tax return of its parent, AFG. However, the Company is subject to the California state taxes on gross receipts.

Reclassifications
Certain reclassifications have been made to the 2007 financial statement presentation to correspond to the current year's format. Total equity and net income are unchanged due to these reclassifications.

NOTE 2 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents at December 31 are as follows:

	2008	2007
Cash on hand and in banks	$ 306,102	$ 563,658
Money market accounts	660,749	179,276
Total cash and cash equivalents	$ 966,851	$ 742,934

Restricted cash of $50,000 is being held by National Financial Services, Inc. in order to use their clearinghouse services at December 31, 2008 and 2007. A minimum of $50,000 must be maintained at all times.

NOTE 3 – INVESTMENT SECURITIES

At December 31 investment securities are comprised of the following:

	2008		2007	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Certificates of deposit	$ 600,000	$ 600,000	$ 1,100,000	$ 1,100,000

NOTE 3 – INVESTMENT SECURITIES (CONTINUED)

Interest earned on investment securities and cash equivalents for the years ended December 31 are summarized as follows:

	2008	2007
Money market accounts	$ 8,902	$ 228
Certificates of deposit	29,965	17,995
Deposit clearing accounts	-	4,029
Total interest on investment securities and cash equivalents	$ 38,867	$ 22,252

NOTE 4 – COMMISSIONS RECEIVABLE

Commissions receivable consist of amounts owed by various mutual funds, insurance companies, and brokers. Management has determined that there is no allowance for probable uncollectible accounts for the year ended December 31, 2008 and 2007.

NOTE 5 – FIXED ASSETS

Fixed assets at December 31 are summarized as follows:

	2008	2007
Furniture, fixtures and equipment	$ 52,952	$ 51,271
Software	19,329	19,329
Computers	169,300	166,818
	241,581	237,418
Less accumulated depreciation	(229,615)	(218,313)
Total	$ 11,966	$ 19,105

NOTE 6 – RELATED PARTY PAYABLE

Related party payables at December 31 are summarized as follows:

	2008	2007
Due to AFG	$ 60	$ 32,797
Due to Arrowhead Central Credit Union	670	25,513
Total	$ 730	$ 58,310

NOTE 6 – RELATED PARTY PAYABLE (CONTINUED)

The Company is charged by AFG for certain expense allocations including the costs of office support and management support. These expenses, which are included in occupancy and salaries and benefits expenses in the statements of operations, totaled $186,190 and $209,450 for the years ended December 31, 2008 and 2007, respectively.

In the normal course of business, the Company provides brokerage services for annuities, mutual funds, and publicly traded securities to volunteers and employees of Arrowhead Central Credit Union and its subsidiaries.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The rule of limitations on withdrawal of equity capital also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. At December 31, 2008, the Company had net capital of $1,384,122 (as computed under Rule 15c3-1), which was $1,334,122 in excess of its required net capital of $50,000. At December 31, 2007, the Company had net capital of $488,334 (as computed under Rule 15c3-1), which was $438,334 in excess of its required net capital of $50,000. The Company's aggregate indebtedness to net capital ratio was 0.14 to 1 and 0.52 to 1 for the years ended December 31, 2008 and 2007, respectively.

NOTE 8 – LEASE COMMITMENTS

The Company is renting its San Bernardino, California office location from AFG on a month-to-month basis. Total rent expense was approximately $89,000 and $150,000 for the years ended December 31, 2008 and 2007, respectively.

NOTE 9 – OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are either direct with fund companies, or introduced on a fully disclosed basis with its clearing broker-dealer. The fund companies and clearing broker-dealer are responsible for execution, collection of, and payment of funds; and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the fund companies or the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the fund companies and the clearing broker-dealer.

NOTE 9 – OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK (CONTINUED)

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 10 – EMPLOYEE RETIREMENT PLANS

The Company participates in Arrowhead Central Credit Union's 401(k) plan that allows employees to defer a portion of their current compensation. The Company matches a portion of employees' compensation and also allows for discretionary contributions. Total pension expense under this plan was $42,552 and $32,028 for the years ended December 31, 2008 and 2007, respectively.

During 2003, the Company added an unfunded deferred compensation arrangement for a select group of highly compensated employees. The plan allows for these employees to defer a portion of their compensation. The Company has no employees participating in this plan, therefore, there were no discretionary contributions and no deferred compensation assets or liabilities for the years ended December 31, 2008 and 2007.

SUPPLEMENTAL INFORMATION

Schedule I

ARROWHEAD INVESTMENT CENTER, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

NET CAPITAL		
Total member's capital		$ 1,507,577
Deduct non-allowable assets:		
Commissions receivable (greater than 30 days outstanding)	$ 86,978	
Accounts receivable	3,000	
Investment income receivable	1,684	
Fixed assets, net	11,966	
Prepaid expenses	7,936	
		$ (111,564)
Net capital before haircuts on investment securities		1,396,013
Deduct haircuts on investment securities:		
Haircut on money market account	10,641	
Haircuts on certificates of deposit investments	1,250	
		(11,891)
NET CAPITAL		$ 1,384,122
Computation of net capital requirements:		
Total liabilities (aggregate indebtedness)		$ 197,719
Required percentage		6.67%
Computed net capital requirement		$ 13,188
Minimum dollar net capital requirement		$ 50,000
Net capital requirement		$ 50,000
Excess net capital		$ 1,334,122

Schedule II

ARROWHEAD INVESTMENT CENTER, LLC
RECONCILIATION OF NET CAPITAL UNDER RULE 17A-5(D)(4) OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

Reconciliation with Company's computation (included in Part IIA of Form X-17a-5) as of December 31, 2008:

Net capital, as reported in Company's Part IIA, FOCUS Report (unaudited)	$	1,411,283
Allowable assets erroneously reported as non-allowable: commissions receivable		28,231
Miscalculation of haircuts		(11,891)
Net audit adjustments		(43,501)
NET CAPITAL, SCHEDULE I	$	1,384,122

Schedule III

ARROWHEAD INVESTMENT CENTER, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Schedule IV

ARROWHEAD INVESTMENT CENTER, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

None, the Company is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Independent Auditor's Report on Internal Control Required by Rule 17a-5

Management Committee
Arrowhead Investment Center, LLC
San Bernardino, California

In planning and performing our audit of the financial statements of Arrowhead Investment Center, LLC (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Offices in 17 states and Washington, DC

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Management Committee, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Clifton Gunderson LLP

Phoenix, Arizona
February 16, 2009